UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1−SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2020

Otis Gallery LLC
(Exact name of issuer as specified in its charter)

Delaware	37-1921598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 16th Floor, New York, NY 10017
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

i

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager, each series of our company and the Otis Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither we nor our manager can guarantee future performance, or that future developments affecting our company, our manager or the Otis Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described under the heading “Risk Factors”  included in the Offering Statement. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.
ii

ITEM 1.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Since its formation in December 2018, Otis Gallery LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), has been engaged primarily in acquiring and managing a collection of investment-grade art and collectibles (the “underlying assets”). Otis Wealth, Inc. is the manager of our company (our “manager”) and serves as the asset manager for the underlying assets owned by our company. We acquire the underlying assets from our manager financed through promissory notes issued to our manager, and develop the financial, offering and other materials to begin offering membership interests (“interests”) in series of our company (each, a “series”) through a mobile app-based investment platform called Otis (we refer to as the “Otis Platform”). We offer and sell interests in a number of separate individual series, and investors in any series acquire a proportional share of income and liabilities as they pertain to a particular series. The sole asset of any given series at the time of an offering is the underlying asset related to such series (plus any cash reserves for future operating expenses), and the sole liability of any given series at the time of an offering is the promissory note related to the acquisition of such underlying asset. We conduct separate closings with respect to each offering. See the offering statement filed with the Securities and Exchange Commission (the “Commission”) on Form 1-A under the Securities Act (the “Offering Statement”) for additional details regarding our current offerings.
We are considered to be a development-stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced. As such, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on our manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including our manager’s ability to:
●
continue to source high-quality underlying assets at reasonable prices to securitize through the Otis Platform;
●
market the Otis Platform and the offerings in individual series and attract investors to the Otis Platform;
●
continue to develop the Otis Platform and provide the information and technology infrastructure to support the issuance of interests; and
●
find operating partners to manage the collection of underlying assets at a decreasing marginal cost per asset.
We have not yet generated any revenues and do not anticipate doing so until the second half of 2021.
Recent Developments
Acquisitions & Dispositions
On March 4, 2020, our manager reacquired the Series Drop 006 underlying asset from Series Drop 006, and the note in the original principal amount of $78,000 was cancelled in consideration therefor. Thereafter, our manager terminated Series Drop 006.
On March 4, 2020, our manager reacquired the Series Drop 007 underlying asset from Series Drop 007, and the note in the original principal amount of $56,250 was cancelled in consideration therefor. Thereafter, our manager terminated Series Drop 007.

On March 18, 2020, we acquired the Series Gallery Drop 016 Asset from our manager in exchange for a note in the original principal amount of $19,539. This note bears interest at an annualized rate of 7.5% over a three month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On March 18, 2020, we acquired the Series Gallery Drop 017 Asset from our manager in exchange for a note in the original principal amount of $49,500. This note bears interest at an annualized rate of 7.5% over a three month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On May 13, 2020, we acquired the Series Gallery Drop 018 Asset from our manager in exchange for a note in the original principal amount of $11,600. This note bears interest at an annualized rate of 7.5% over a three-month period. Our manager agreed to waive the interest on this note, so the note must be repaid, without interest, within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On March 28, 2020, we acquired the Series Gallery Drop 019 Asset from our manager in exchange for a note in the original principal amount of $18,900. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On March 28, 2020, we acquired the Series Gallery Drop 020 Asset from our manager in exchange for a note in the original principal amount of $134,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On May 29, 2020, we acquired the Series Gallery Drop 021 Asset from our manager in exchange for a note in the original principal amount of $26,560. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On June 2, 2020, we acquired the Series Gallery Drop 022 Asset from our manager in exchange for a note in the original principal amount of $29,948. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On June 9, 2020, we acquired the Series Gallery Drop 024 Asset from our manager in exchange for a note in the original principal amount of $23,000. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On June 9, 2020, we acquired the Series Gallery Drop 026 Asset from our manager in exchange for a note in the original principal amount of $95,000. This note does not bear interest and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
On June 10, 2020, we acquired the Series Gallery Drop 023 Asset from our manager in exchange for a note in the original principal amount of $15,000. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

On June 10, 2020, we acquired the Series Gallery Drop 025 Asset from our manager in exchange for a note in the original principal amount of $64,000. This note bears interest at an annualized rate of 7.25% over a three-month period and must be repaid within 14 business days of the final closing of the offering (i.e., when the offering is fully funded), provided that we may prepay the note at any time.
Impact of Coronavirus Pandemic
In December 2019, a novel strain of coronavirus, referred to as COVID-19, was reported in Wuhan, China. COVID-19 has since spread to other countries, including the United States, and was declared a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and most states and localities in the United States and countries in Europe and Asia have implemented severe travel and social restrictions, including social distancing, “shelter-in-place” orders and restrictions on the types of businesses that may continue to operate. The impacts of the outbreak are unknown and rapidly evolving. Our principal office in New York State is closed, and we currently have limited access to our storage facility.
Our manager has taken steps to take care of its employees, including providing the ability for employees to work remotely for at least the remainder of 2020. Our manager has also taken precautions with regard to employee, facility and office hygiene and implemented significant travel restrictions. Our manager is also assessing business continuity plans for all business units, including ours, in the context of COVID-19. This is a rapidly evolving situation, and our manager will continue to monitor and mitigate developments affecting its workforce. Our manager has reviewed and will continue to carefully review all rules, regulations and orders and will respond accordingly.
The continued spread of COVID-19 has also led to severe disruption and volatility in the global financial markets, which could increase our cost of capital and adversely affect our liquidity and ability to access capital markets in the future. The continued spread of COVID-19 has caused an economic slowdown and may cause a recession or other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The pandemic has had, and could have a significantly greater, material adverse effect on the United States economy as a whole and in our industry in particular.
If the spread of COVID-19 cannot be slowed and, ideally, contained, our business operations could be further delayed or interrupted. We expect that government and health authorities will announce new, or extend existing, restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. Our manager may also experience limitations in employee resources. In addition, our operations could be disrupted if any employee of our manager is suspected of having the virus, which could require quarantine of any such employees. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.
The extent to which COVID-19 may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this report, including new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic; the current financial, economic and capital markets environment; and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.
Further, the COVID-19 outbreak has caused unprecedented levels of global uncertainty and may impact the value of art and other collectables. We expect the COVID-19 outbreak will result in low transaction volume until confidence in the global economy is restored. The extent and duration of this disruption cannot be accurately estimated, and the art and collectibles industry may take a significant amount of time to recover. Although we intend to hold and manage all of the assets marketed on the Otis Platform for an average of three to seven years, the COVID-19 outbreak and resulting economic uncertainty may impact the value of the underlying assets, and consequently the value of the interests.
Results of Operations

Revenues
Revenues are generated at the series level. As of June 30, 2020, no series has generated any revenues. Our underlying assets are not expected to generate any revenues until the second half of 2021.
Operating Expenses
The operating expenses incurred prior to the closing of an offering related to any of the underlying assets are being paid by our manager and recognized by our company as capital contributions and will not be reimbursed by the series. Each series will be responsible for its own operating expenses, such as storage, insurance or maintenance, beginning on the closing date of the offering for such series’ interests.
We incurred $47,308 in operating expenses for the six months ended June 30, 2020, as compared to $32 for the six months ended June 30, 2019. The following table summarizes the operating expenses by category:

Operating Expense	Six-Month Period Ended June 30, 2020
Accounting fees	$24,800
Brokerage fees	$3,439
Insurance	$1,781
Storage	$1,083
Transportation	$6,528
Sourcing fees	$8,543
Other G&A expenses	$1,134
TOTAL OPERATING EXPENSES	$47,308

During the six months ended June 30, 2020, at the close of the respective offerings for the series, each individual series became responsible for operating expenses. Pre-closing operating expenses are incurred on the books of our company, and post-closing operating expenses incurred by each series with a closed offering are incurred and recorded on the books of the series. Our manager has agreed to pay and not be reimbursed for operating expenses incurred prior to the closing of each offering. See the Offering Statement for additional information regarding the payment of operating expenses. The following table summarizes the operating expenses by series:

Series	Six-Month Period Ended June 30, 2020
Otis Gallery LLC	$24,800
Series #KW	$1,070
Series Drop 002	$2,225
Series Drop 003	$939
Series Drop 004	$1,949
Series Drop 005	$4,555
Series Drop 008	$4,182
Series Drop 010	$989
Series Gallery Drop 011	$1,566
Series Gallery Drop 014	$2,284
Series Gallery Drop 015	$1,781
Series Gallery Drop 016	$968
TOTAL OPERATING EXPENSES	$47,308

Other Expenses

We incurred other expenses in the form of interest expenses of $6,599 for the six months ended June 30, 2020, as compared to $0 for the six months ended June 30, 2019. The following table summarizes the interest expenses by series:

Series	Six-Month Period Ended June 30, 2020
Series Gallery Drop 011		$270
Series Gallery Drop 012		$2,100
Series Gallery Drop 013		$1,262
Series Gallery Drop 014		$475
Series Gallery Drop 015		$371
Series Gallery Drop 016		$366
Series Gallery Drop 017		$928
Series Gallery Drop 018		$116
Series Gallery Drop 019		$126
Series Gallery Drop 022		$169
Series Gallery Drop 023		$60
Series Gallery Drop 024	4	97
Series Gallery Drop 025		$258
TOTAL INTEREST EXPENSES		$6,599

Net Loss
As a result of the cumulative effect of the foregoing factors, we generated a net loss of $53,907 for the six months ended June 30, 2020.
Liquidity and Capital Resources
From inception, our company and each series have financed their business activities through capital contributions to our company and individual series from our manager. Our company and each series expect to continue to have access to capital financing from our manager going forward. However, there is no obligation or assurance that our manager will provide such required capital. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through additional capital contributions or the issuance of additional interests in any individual series. In addition, parts of the proceeds of future offerings may be used to create reserves for future operating expenses for individual series at the sole discretion of our manager. There can be no assurance that our manager will continue to fund such expenses. These factors raise substantial doubt about our company’s ability to continue as a going concern for the twelve months following the date of this filing.
Cash and Cash Equivalent Balances
As of June 30, 2020, we had cash and cash equivalents of $19,647. The following table summarizes the cash and cash equivalents by series:

Series	Six-Month Period Ended June 30, 2020
Series #KW	$1,787
Series Drop 002	$2,563
Series Drop 003	$61
Series Drop 004	$2,076
Series Drop 005	$445
Series Drop 008	$4,633
Series Drop 010	$631
Series Gallery Drop 011	$1,755
Series Gallery Drop 014	$2,595
Series Gallery Drop 015	$1,871
Series Gallery Drop 016	$1,230
TOTAL CASH AND CASH EQUIVALENTS	$19,647

Series Subscriptions
Our company records membership contributions at the effective date. If the subscription is not funded upon issuance, we record a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date, the subscription receivable is reclassified as a contra account to members’ equity on the balance sheet. Each series has a minimum offering size that once met will result in the eventual successful subscription to and closing of the series offering. Subscription receivable consists of membership subscriptions received prior to June 30, 2020, for which the minimum subscription requirement was met. As of June 30, 2020, there was a subscription receivable of $79,504. The following table summarizes the subscription receivable by series:
Series	Interests Subscribed For	Subscription Amount
Series Gallery Drop 019		$21,270
Series Gallery Drop 021		$27,450
Series Gallery Drop 022		$30,784
TOTALS		$79,504

Promissory Notes
In connection with the acquisition of the underlying assets from our manager, we have issued promissory notes to our manager which are due within 14 business days of the final closing of the related offering (i.e., when the offering is fully funded), provided that we may prepay the notes at any time. The following table summarizes these notes outstanding by series as of June 30, 2020:

Series	Date Issued	Principal Amount	Interest Rate(1)	Balance June 30, 2020
Series Drop 009	08/30/2019	$310,000	0%	$310,000
Series Gallery Drop 011	12/13/2019	$18,000	7.5%	$338
Series Gallery Drop 012	12/13/2019	$140,000	7.5%	$142,625
Series Gallery Drop 013	12/13/2019	$84,150	7.5%	$85,728
Series Gallery Drop 014	12/17/2019	$30,000	7.5%	$563
Series Gallery Drop 015	12/13/2019	$24,750	7.5%	$464
Series Gallery Drop 016	03/18/2020	$19,539	7.5%	$366
Series Gallery Drop 017	03/18/2020	$49,500	7.5%	$50,428
Series Gallery Drop 018	05/13/2020	$11,600	7.5%	$11,716
Series Gallery Drop 019	05/28/2020	$18,900	7.25%	$19,026
Series Gallery Drop 020	05/28/2020	$134,000	0%	$134,000
Series Gallery Drop 021	05/29/2020	$26,560	0%	$26,560
Series Gallery Drop 022	06/02/2020	$29,948	7.25%	$30,117
Series Gallery Drop 023	06/10/2020	$15,000	7.25%	$15,060
Series Gallery Drop 024	06/09/2020	$23,000	7.25%	$23,097
Series Gallery Drop 025	06/10/2020	$64,000	7.25%	$64,258
Series Gallery Drop 026	06/09/2020	$95,000	0%	$95,000
TOTALS		$1,001,658		$1,009,345

(1)
Interest is per annum, annualized over a three-month period from the date of issuance.
Plan of Operations
We plan to launch approximately 25 to 50 additional offerings in the next twelve months. The proceeds from any offerings closed during the next twelve months will be used to acquire additional investment-grade art and other collectibles.
We also intend to develop revenue-generating events (as described in the Offering Statement), allowing investors to enjoy the collection of art and collectibles acquired by us through events, museums and other programs, which we anticipate will enable the underlying assets to generate revenue for the applicable series to distribute dividends on a semi-annual basis at the discretion of our manager. See the annual report filed with the Commission on Form 1-K under the Securities Act (the “Annual Report”) for additional information regarding the payment of operating expenses.
We believe that the proceeds from the offerings will satisfy our cash requirements for the next six months to implement the foregoing plan of operations.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.
Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:
Fair Value of Financial Instruments
Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The carrying amounts reported in the balance sheets approximate their fair value.
Revenue Recognition
We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenues are expected to be derived from the sale of each underlying asset in the associated series. As of June 30, 2020, we had recognized no revenue as there have been no sales of underlying assets in any series.
Operating Expenses
After the closing of an offering of interests, each series is responsible for its own operating expenses, including any and all fees, costs and expenses incurred in connection with the management of the underlying assets. Prior to the closing, operating expenses are borne by our manager and not reimbursed by the series. Our manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from an underlying asset and cannot be covered by any operating expense reserves on the balance sheet of such Series, our manager may pay such expenses and not seek reimbursement, loan the amount of the operating expenses to the applicable series or cause additional interests in such series to be issued.
Sourcing Fee: Our asset manager will be paid a fee as compensation for sourcing each underlying asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by our asset manager.

Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from outside investors through each offering. Notwithstanding the foregoing, such broker will not receive any fee on funds raised from the sale of interests to our manager. We expense brokerage costs as they are incurred.
Organizational Costs: In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees and costs of incorporation, are expensed as incurred.
See the Annual Report for additional information.
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (the “FASB”) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. Our company adopted this new standard effective January 1, 2019. The adoption of this standard did not have a material impact on our financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. Our company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.
We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

ITEM 2.  OTHER INFORMATION
We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2020, but was not reported.

ITEM 3.  FINANCIAL STATEMENTS

OTIS GALLERY LLC
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2020 (UNAUDITED) AND DECEMBER 31, 2019 (AUDITED)

	As of June 30, 2020	As of Dec 31, 2019
	Total Consolidated (unaudited)	Total Consolidated (audited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$ 19,647	$ 10,175
Subscription Receivable	79,504	216,719
TOTAL CURRENT ASSETS	99,151	226,894

OTHER ASSETS
Art and Other Collectible Assets	1,593,788	1,240,991
TOTAL OTHER ASSETS	1,593,788	1,240,991

TOTAL ASSETS	$ 1,692,939	$ 1,467,885

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Interest Payable – related party	$ 7,687	1,088
Notes Payable – related party	1,001,658	990,491
Due to Manager	22,728	7,318
Equity Due to Artists	-	13,000
TOTAL CURRENT LIABILITIES	1,032,073	1,011,897
TOTAL LIABILITIES	1,032,073	1,011,897

MEMBERS’ EQUITY
Contributed Capital	16,500	1,500
Membership Contributions	710,504	466,719
Net Loss	(53,907)	(12,231)
Accumulated Deficit	(12,231)	-
TOTAL MEMBERS’ EQUITY	660,866	455,988

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$ 1,692,939	$ 1,467,885

See accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)
AND JUNE 30, 2019 (UNAUDITED)

	June 30, 2020	June 30, 2019
	Total Consolidated (Unaudited)	Total Consolidated (Unaudited)
Operating Income
Revenue	$ -	$ -
Gross Profit/(Loss)	-	-

Operating Expenses
Accounting Fees	24,800	-
Brokerage Fees	3,439	-
Insurance	1,781	-
Storage	1,083	-
Transportation	6,528	-
Sourcing Fees – related party	8,543	-
Other G&A Expenses	1,134	32
Total Operating Expenses	47,308	32
Loss from Operations	(47,308)	(32)

Other Expenses
Interest Expense – related party	6,599	-
Total Other Expenses	6,599	-
Net Loss	$ (53,907)	$ (32)

See accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)
AND JUNE 30, 2019 (UNAUDITED)

	June 30, 2020	June 30, 2019
	Total Consolidated (Unaudited)	Total Consolidated (Unaudited)
Beginning Balance	$ 455,988	$ -

Net Loss	(53,907)	(32)

Membership Contributions	243,785	-

Contributed Capital	15,000	-

Ending Balance	$ 660,866	$ (32)

See accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)
AND JUNE 30, 2019 (UNAUDITED)

	June 30, 2020	June 30, 2019
	Total Consolidated (unaudited)	Total Consolidated (unaudited)
Cash Flows From Operating Activities:
Net Loss For the Period	$ (53,907)	$ (32)
Adjustment to reconcile Net Loss to Net Cash used in operations:
Interest Payable – related party	6,599	-
Total Adjustments	6,599	-
Net Cash Flows Used In Operating Activities	(47,308)	(32)

Cash Flows From Financing Activities:
Repayment of Notes Payable – related party	(341,630)	-
Capital Contribution	15,000	-
Membership Contributions	368,000	-
Due to Manager	15,410	-
Net Cash Flows From Financing Activities	56,780	-

Cash at Beginning of Period	10,175	-
Net Increase (Decrease) In Cash	9,472	(32)
Cash at End of Period	$ 19,647	$ (32)

Supplemental Disclosure of Non-Cash Financing Activities:
Purchase of Art and Other Collectibles by issuance of Notes Payable – related party	$ 1,593,788	$ 237,500
Total Non-Cash Financing Activities	$ 1,593,788	$ 237,500

See accompanying notes, which are an integral part of these consolidated financial statements

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

NOTE 1:  NATURE OF OPERATIONS
Otis Gallery LLC (the “Company”) is a series limited liability company formed on December 18, 2018 pursuant to Section 18-215 of the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing a collection of investment grade art and collectibles (each asset or group of assets, as applicable, an “Underlying Asset”). The Company has created, and it is expected that the Company will continue to create, separate series of the Company (each, a “Series”), and that each Underlying Asset will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.
The Company is dependent upon additional capital resources for its planned principal operations and subject to significant risks and uncertainties, including failure to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.
Otis Wealth, Inc. is the manager of the Company (the “Manager”) and serves as the asset manager for the Underlying Assets owned by the Company and each Series (the “Asset Manager”). The Series acquire the Underlying Assets from the Manager financed through either non-interest-bearing or interest-bearing promissory notes issued to the Manager, and develop the financial, offering and other materials to begin offering the Interests through a mobile app-based investment platform called Otis (the “Otis Platform”).
The Company sells and intends to continue selling Interests in a number of separate individual Series. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of the closing of an offering related to that particular Series are an Underlying Asset (plus any cash reserves for future operating expenses). All voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Underlying Asset, determining how to best commercialize the applicable Underlying Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”).
Operating Agreement
General
In accordance with the Operating Agreement, each Interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

Voting Rights
The Manager has broad authority to take action with respect to the Company and any Series. Interest holders do not have any voting rights as an Interest holder in the Company or a Series except with respect to:
●
the removal of the Manager;
●
the dissolution of the Company upon the for-cause removal of the Managing Member; and
●
an amendment to the Operating Agreement that would:
o
adversely affect the rights of an Interest holder in any material respect;
o
reduce the voting percentage required for any action to be taken by the holders of Interests in the Company under the Operating Agreement;
o
change the situations in which the Company and any Series can be dissolved or terminated;
o
change the term of the Company (other than the circumstances provided in the Operating Agreement); or
o
give any person the right to dissolve the Company.
When entitled to vote on a matter, each Interest holder will be entitled to one vote per Interest held by it on all matters submitted to a vote of the Interest holders of an applicable Series or of the Interest holders of all Series of the Company, as applicable. The removal of the Manager as manager of the Company and all Series must be approved by two thirds of the votes that may be cast by all Interest holders in any Series. All other matters to be voted on by the Interest holders must be approved by a majority of the votes cast by all Interest holders in any Series present in person or represented by proxy.
Distributions upon Liquidation

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

Upon the occurrence of a liquidation event relating to the Company as a whole or any Series, the Manager (or a liquidator selected by the Manager) is charged with winding up the affairs of the Series or the Company as a whole, as applicable, and liquidating its assets. Upon the liquidation of a Series or the Company as a whole, as applicable, the Underlying Assets will be liquidated and any after-tax proceeds distributed: (i) first, to any third-party creditors; (ii) second, to any creditors that are the Manager or its affiliates (e.g., payment of any outstanding Operating Expenses Reimbursement Obligation); and thereafter, (iii) first, 100% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series) until the Interest holders receive back 100% of their capital contribution and second, (A) 10% to the Manager and (B) 90% to the Interest holders of the relevant Series, allocated pro rata based on the number of Interests held by each Interest holder (which may include the Manager, any of its affiliates and asset sellers and which distribution within a Series will be made consistent with any preferences which exist within such Series).
Free Cash Flow Distributions
The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to holders of Interests of each Series. Free cash flow consists of the net income (as determined under accounting principles generally accepted in the United States of America (“GAAP”)) generated by such Series plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Underlying Asset related to such Series. The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Series.
Any free cash flow generated by a Series from the utilization of the Underlying Asset related to such Series shall be applied within the Series in the following order of priority:
●
repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;
●
thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future operating expenses; and
●
thereafter by way of distribution to holders of the Interests of such Series (net of corporate income taxes applicable to the Series), which may include asset sellers of the Underlying Asset related to such Series or the Manager or any of its affiliates.
Manager’s Interest

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

At the closing of each offering, and unless otherwise set forth in the applicable Series designation, the Manager may acquire a minimum of 2% and up to a maximum of 19.99% of the Interests sold in connection with each offering (of which the Manager may sell all or any portion from time to time following the closing of such offering) for the same price per share offered to all other potential investors.
NOTE 2:  GOING CONCERN
The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception. The Company’s ability to continue as a going concern for the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.
These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.
NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation
The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.
The accompanying consolidated financial statements include the accounts of the Company as well as its Series required to be consolidated under GAAP. Significant intercompany accounts and transactions have been eliminated.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires the Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2020, the Company had $19,647 of cash on hand.
Subscription Receivable
The Company records membership contributions at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under the Financial Accounting Standards Board (“FASB”) ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to members’ equity on the balance sheet. Each Series has a minimum offering size that once met will result in the eventual successful subscription to and closing of the Series offering. Subscription receivable consists of membership subscriptions received prior to June 30, 2020, for which the minimum subscription requirement was met. As of June 30, 2020, there was a subscription receivable of $79,504.
Art and Other Collectible Assets
The Underlying Assets, including art and other collectible assets, are recorded at cost. The cost of the Underlying Asset includes the purchase price, including any amounts for the Underlying Asset funded by the Manager, and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the Underlying Asset related to each Series incurred prior to the closing, including brokerage and sales fees and commissions (but excluding the brokerage fee referred to above), appraisal fees, research fees, transfer taxes, third-party industry and due diligence experts, auction house fees and travel and lodging for inspection purposes.
The Company treats the Underlying Assets as long-lived assets, and the Underlying Assets will be subject to an annual test for impairment and will not be depreciated or amortized. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.
The Underlying Assets are purchased by the Series from the Manager in exchange for either a non-interest-bearing or an interest-bearing promissory note. The Series uses the proceeds of the offering to pay off the note. Acquisition and operating expenses are typically paid for in advance by the Manager and are reimbursed by the Series from the proceeds of the offering. The Series also distributes the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

Acquisition expenses related to a particular Series that are incurred prior to the closing of an offering are initially funded by the Manager but will be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document.
To the extent that certain expenses are anticipated prior to the closing of an offering but are to be incurred after the closing (e.g., storage fees), additional cash from the proceeds of the offering will be retained on the Series balance sheet as reserves to cover such future anticipated expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the Underlying Asset. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager, these expenses will be accounted for as capital contributions and the acquisition expenses expensed.
As of June 30, 2020, the total value of the Company’s Underlying Assets across all Series was $1,593,788 as detailed in the table below. The Company does not believe any of its art and other collectible assets are impaired.
Series	Series Description	Total Investment in Art and Other Collectibles
Series #KW	2018 Saint Jerome Hearing the Trumpet of Last Judgement painting by Kehinde Wiley	$237,500
Series Drop 002	Nike MAG Back to the Future (2016) Sneakers	30,000
Series Drop 003	The Incredible Hulk #181 Comic	34,000
Series Drop 004	Collection of Supreme skate decks (select limited-edition artist collaborations)	44,341
Series Drop 005	2018 DOB and Arrows: Patchworks Skulls painting by Takashi Murakami and Virgil Abloh	90,000
Series Drop 008	2019 series of commissioned paintings by fnnch	35,000
Series Drop 009	2012 Gone and Beyond painting by Kaws	310,000
Series Drop 010	Collection of Nike SB Dunks sneakers	24,000
Series Gallery Drop 011	2019 commissioned painting by Shelby and Sandy	23,000
Series Gallery Drop 012	2011 Love Is What You Want neon sculpture by Tracey Emin	140,000
Series Gallery Drop 013	2019 Grey Selenite Newspaper Machine sculpture by Daniel Arsham	84,150
Series Gallery Drop 014	Collection of 1985 Jordan 1 OG Sneakers	30,000
Series Gallery Drop 015	Collection of Supreme Skate Decks – Bundle II	24,750
Series Gallery Drop 016	Collection of Nike and Adidas Yeezy sneakers	19,539
Series Gallery Drop 017	2017 Colorbar Constellation 6 painting by Derrick Adams	49,500
Series Gallery Drop 018	Tomb of Dracula #10 comic	11,600

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

Series Gallery Drop 019	2020 CHROMADYNAMICA MSS painting by Felipe Pantone	18,900
Series Gallery Drop 020	X-Men #1 comic	134,000
Series Gallery Drop 021	Collection of artist collaboration Nike sneakers	26,560
Series Gallery Drop 022	Collection of Nike Air Jordan 1 sneakers	29,948
Series Gallery Drop 023	2019 Cape Woman painting by Katherine Bradford	15,000
Series Gallery Drop 024	Fantastic Four #52 comic	23,000
Series Gallery Drop 025	2018 No. 90 painting by Derek Fordjour	64,000
Series Gallery Drop 026	Avengers #1 comic	95,000
Total Art and Other Collectible Assets		$1,593,788

Fair Value of Financial Instruments
FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.
The carrying amounts reported in the balance sheets approximate their fair value.
Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenues are expected to be derived from the sale of each Underlying Asset in the associated Series. As of June 30, 2020, the Company had recognized no revenue as there have been no sales of Underlying Assets in any Series.

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

Operating Expenses
After the closing of an offering of Interests, each Series is responsible for its own operating expenses, including any and all fees, costs and expenses incurred in connection with the management of the Underlying Assets. This includes transportation, import taxes, income taxes, storage (including property rental fees should the Manager decide to rent a property to store a number of Underlying Assets), security, valuation, custodial, marketing and utilization of the Underlying Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states, any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officers insurance of the directors and officers of the Manager or Asset Manager, in connection with the Underlying Assets; any withholding or transfer taxes imposed on the Company, a Series or any Interest holders as a result of its or their earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or the Manager in connection with the affairs of the Company or a Series; the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series; all custodial fees, costs and expenses in connection with the holding of an Underlying Asset; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series; the cost of the audit of the annual consolidated financial statements of the Company or a Series and the preparation of tax returns and circulation of reports to Interest holders; any indemnification payments; the fees and expenses of counsel to the Company or a Series in connection with advice directly relating to its legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.
Prior to the closing, operating expenses are borne by the Manager and not reimbursed by the Series. The Manager will bear its own expenses of an ordinary nature, including all costs and expenses on account of rent (other than for storage of the Underlying Assets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Underlying Assets).

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

If the operating expenses exceed the amount of revenues generated from an Underlying Asset and cannot be covered by any operating expense reserves on the balance sheet of such Series, the Manager may (a) pay such operating expenses and not seek reimbursement; (b) loan the amount of the operating expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Underlying Asset (“Operating Expenses Reimbursement Obligation(s)”); and/or (c) cause additional Interests to be issued in the such Series in order to cover such additional amounts.
Sourcing Fee: The Asset Manager will be paid a fee as compensation for sourcing each Underlying Asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by the Asset Manager.
Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised from outside investors through each offering. Notwithstanding the foregoing, such broker will not receive any fee on funds raised from the sale of Interests to the Manager. The Company expenses brokerage costs as they are incurred.
Organizational Costs: In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees and costs of incorporation, are expensed as incurred.
Income Taxes
The Company is a series limited liability company. Accordingly, under the Internal Revenue Code (“IRC”), all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns. However, the Company has elected, in accordance with IRC, to treat each individual Series as separate subchapter C corporation for tax purposes. No tax provision has been recorded for any Series through the balance sheet date as each is in a taxable loss position and no further tax benefits can be reasonably anticipated.
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s consolidated financial statements, which prescribes a recognition threshold and measurement process for consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.
NOTE 4:  RELATED PARTY TRANSACTIONS
In the normal course of business, the Series have and will acquire Underlying Assets from the Manager in exchange for promissory notes, which may or may not be interest bearing. Each note matures, and principal and accrued interest for each is due, within fourteen days of the closing of the offering for the associated Series. The principal balance due to Manager as of June 30, 2020 was $1,001,658, with interest payable to Manager of $7,687 as detailed in the table below:
Series Name	Interest Rate(1)	Note Principal Payable	Note Interest Payable	Total Due to Manager
Series Drop 009	0%	$ 310,000	$ -	$ 310,000
Series Gallery Drop 011	7.50%	-	338	338
Series Gallery Drop 012	7.50%	140,000	2,625	142,625
Series Gallery Drop 013	7.50%	84,150	1,578	85,728
Series Gallery Drop 014	7.50%	-	563	563
Series Gallery Drop 015	7.50%	-	464	464
Series Gallery Drop 016	7.50%	-	366	366
Series Gallery Drop 017	7.50%	49,500	928	50,428
Series Gallery Drop 018	7.50%	11,600	116	11,716
Series Gallery Drop 019	7.25%	18,900	126	19,026
Series Gallery Drop 020	0%	134,000	-	134,000
Series Gallery Drop 021	0%	26,560	-	26,560
Series Gallery Drop 022	7.25%	29,948	169	30,117
Series Gallery Drop 023	7.25%	15,000	60	15,060
Series Gallery Drop 024	7.25%	23,000	97	23,097
Series Gallery Drop 025	7.25%	64,000	258	64,258
Series Gallery Drop 026	0%	95,000	-	95,000
Totals		$ 1,001,658	$ 7,687	$ 1,009,345

(1) Notes with a 0% interest rate are non-interest bearing. The remaining notes bear interest at an annualized rate of 7.5% or 7.25% over a three-month period.
Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

NOTE 5: DUE TO MANAGER
To fund its organizational and start-up activities as well as to advance funds on behalf of a Series to purchase assets, the Manager has covered the expenses and costs of the Company and its Series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire assets from the Series subscription proceeds, as they are received. As of June 30, 2020, the Company had $22,728 due to the Manager, of which (a) $9,800 was for accounting expenses and (b) $12,928 was for storage, transportation, insurance, sourcing fees and third-party authentication associated with and incurred on behalf of the Series as detailed in the table below:
Series Name	Storage	Transportation	Insurance	Sourcing Fees	Third-Party Authentication	Totals
Series Drop 002	$ 65	$ 385	$ 104	$ 1,234	$ -	$ 1,788
Series Drop 004	95	1,119	152	-	-	1,366
Series Drop 008	75	2,500	120	1,120	-	3,815
Series Drop 010	52	-	83	385	100	620
Series Gallery Drop 011	38	850	33	400	-	1,321
Series Gallery Drop 014	63	240	55	1,521	-	1,897
Series Gallery Drop 015	52	360	45	945	-	1,402
Series Gallery Drop 016	41	20	35	641	-	737
Totals	$ 481	$ 5,474	$ 627	$ 6,246	$ 100	$ 12,928

NOTE 6: MEMBERS’ LIABILITY
The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.
NOTE 7: MEMBERS’ EQUITY
The members of each Series have certain rights with respect to the Series to which they are subscribed. Each Series generally holds a single asset or a collection of assets. A Series member is entitled to their pro rata share of the net profits derived from the Underlying Asset held in that series after deduction of expense allocations and direct expenses attributable to the Underlying Asset, based on their percentage of the total outstanding Interests in that Series.
The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, are solely the debts, obligations and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation or liability.

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

Series Subscriptions
The Company has received minimum subscriptions for the following Series as of June 30, 2020:
Series Name	Interests Subscribed For	Subscription Amount
Series #KW	10,000	$ 250,000
Series Drop 002	1,000	33,000
Series Drop 003	1,000	35,000
Series Drop 004	1,000	47,000
Series Drop 005	1,250	95,000
Series Drop 008	800	32,000
Series Drop 010	1,000	25,000
Series Gallery Drop 011	800	20,000
Series Gallery Drop 014	1,000	33,000
Series Gallery Drop 015	1,000	27,000
Series Gallery Drop 016	1,000	21,000
Series Gallery Drop 019	709	21,270
Series Gallery Drop 021	1,098	27,450
Series Gallery Drop 022	962	30,784
Total	22,619	$ 697,504

As of June 30, 2020, Series #KW, Series Drop 002, Series Drop 003, Series Drop 004, Series Drop 005, Series Drop 008, Series Drop 010, Series Gallery Drop 011, Series Gallery Drop 014, Series Gallery Drop 015 and Series Gallery Drop 016 had closed, and each had been fully subscribed. Subscriptions for $79,504 of membership interests for Series Gallery Drop 019, Series Gallery Drop 021 and Series Gallery Drop 022 were received and recorded as Subscription Receivable. These offerings had not closed as of June 30, 2020.

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

NOTE 8:  RECENT ACCOUNTING PRONOUNCEMENTS
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019. The adoption of this standard did not have a material impact on the Company’s financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.
The Company does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.
NOTE 9: COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with and does not know of any pending or threatened litigation against the Company, the Series or the Manager.
NOTE 10:  SUBSEQUENT EVENTS
The Company has evaluated subsequent events through September 22, 2020, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, except as set forth below.

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

Subsequent to June 30, 2020, the Company offered Series Gallery Drop 023, Series Gallery Drop 024, Series Gallery Drop 025, Series Gallery Drop 027, Series Gallery Drop 028, Series Gallery Drop 029, Series Gallery Drop 030, Series Gallery Drop 031, Series Gallery Drop 032, Series Gallery Drop 033, Series Gallery Drop 034 and Series Gallery Drop 036 Interests to the general public.
On August 14, 2020, Series Gallery Drop 018 and Series Gallery Drop 022 closed, and the Company raised $11,858 and $31,661, respectively, net of brokerage fees.
On August 17, 2020, Series Gallery Drop 024 closed, and the Company raised $23,740, net of brokerage fees.
On August 18, 2020, Series Gallery Drop 019 closed, and the Company raised $21,958, net of brokerage fees.
On August 18, 2020, Series Gallery Drop 022 and Series Gallery Drop 024 repaid in full the promissory note issued to the Manager in the original principal amount of $29,948 and $23,000, along with associated interest charges of $543 and $417.
On August 24, 2020, Series Gallery Drop 012 closed, and the Company raised $148,327, net of brokerage fees.
On August 24, 2020, Series Gallery Drop 016 repaid accrued interest of $366 that remained due on the promissory note issued to the Manager.
On August 24, 2020, Series Gallery Drop 016, Series Gallery Drop 018 and Series Gallery Drop 022 paid $737, $193 and $963, respectively, to the Manager for storage, transportation, insurance and sourcing fees owed.
On August 25, 2020, Series Gallery Drop 012 repaid in full the promissory note issued to the Manager in the original principal amount of $140,000, along with accrued interest of $2,625.
On August 28, 2020, Series Gallery Drop 024 paid $170 to the Manager for storage, transportation, insurance and sourcing fees owed.
On September 11, 2020, Series Gallery Drop 026 and Series Gallery Drop 027 closed, and the Company raised $98,995 and $61,863, respectively, net of brokerage fees.
On September 21, 2020, Series Gallery Drop 011, Series Gallery Drop 014 and Series Gallery Drop 015 repaid accrued interest of $338, $563 and $464, respectively, that remained due on the promissory note issued to the Manager.
On September 21, 2020, Series Gallery Drop 026 repaid in full the promissory note issued to the Manager in the original principal amount of $95,000. The note did not bear interest.

OTIS GALLERY LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2020

On September 21, 2020, Series Gallery Drop 027 repaid in full the promissory note issued to the Manager in the original principal amount of $61,000. The note did not bear interest.
On September 21, 2020, Series Gallery Drop 011, Series Gallery Drop 012, Series Gallery Drop 014, Series Gallery Drop 015, Series Gallery Drop 026 and Series Gallery Drop 027 paid $1,321, $4,345, $1,897, $1,402, $3,280 and $423, respectively, to the Manager for storage, transportation, insurance and sourcing fees owed.

ITEM 4.  EXHIBITS

Exhibit Index
Exhibit No.	Description
2.1	Certificate of Formation of Otis Gallery LLC (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on February 20, 2019)
2.2	Limited Liability Company Agreement of Otis Gallery LLC (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on February 20, 2019)
2.3
First Amendment to the Limited Liability Company Agreement of Otis Gallery LLC (incorporated by reference to Exhibit 2.3 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)

3.1	Series Designation for Series #KW Interests (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on February 20, 2019)
3.2	Series Designation for Series Drop 002 Interests (incorporated by reference to Exhibit 3.2 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.3	Series Designation for Series Drop 003 Interests (incorporated by reference to Exhibit 3.3 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.4	Series Designation for Series Drop 004 Interests (incorporated by reference to Exhibit 3.4 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.5	Series Designation for Series Drop 005 Interests (incorporated by reference to Exhibit 3.5 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.6	Series Designation for Series Drop 008 Interests (incorporated by reference to Exhibit 3.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.7	Series Designation for Series Drop 009 Interests (incorporated by reference to Exhibit 3.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.8	Series Designation for Series Drop 010 Interests (incorporated by reference to Exhibit 3.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.9	Series Designation for Series Gallery Drop 011 Interests (incorporated by reference to Exhibit 3.11 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)
3.10	Series Designation for Series Gallery Drop 012 Interests (incorporated by reference to Exhibit 3.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)
3.11	Series Designation for Series Gallery Drop 013 Interests (incorporated by reference to Exhibit 3.13 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)
3.12	Series Designation for Series Gallery Drop 014 Interests (incorporated by reference to Exhibit 3.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)
3.13	Series Designation for Series Gallery Drop 015 Interests (incorporated by reference to Exhibit 3.15 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)
3.14	Series Designation for Series Gallery Drop 016 Interests (incorporated by reference to Exhibit 3.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)
3.15	Series Designation for Series Gallery Drop 017 Interests (incorporated by reference to Exhibit 3.15 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)
3.16	Series Designation for Series Gallery Drop 018 Interests (incorporated by reference to Exhibit 3.16 to the Post-Qualification Offering Statement on Form 1-A POS filed on May 15, 2020)

3.17	Series Designation for Series Gallery Drop 019 Interests (incorporated by reference to Exhibit 3.17 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)
3.18	Series Designation for Series Gallery Drop 020 Interests (incorporated by reference to Exhibit 3.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)
3.19	Series Designation for Series Gallery Drop 021 Interests (incorporated by reference to Exhibit 3.19 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)
3.20	Series Designation for Series Gallery Drop 022 Interests (incorporated by reference to Exhibit 3.20 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)
3.21	Series Designation for Series Gallery Drop 023 Interests (incorporated by reference to Exhibit 3.21 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)
3.22	Series Designation for Series Gallery Drop 024 Interests (incorporated by reference to Exhibit 3.22 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)
3.23	Series Designation for Series Gallery Drop 025 Interests (incorporated by reference to Exhibit 3.23 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)
3.24	Series Designation for Series Gallery Drop 026 Interests (incorporated by reference to Exhibit 3.24 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)
3.25	Series Designation for Series Gallery Drop 027 Interests (incorporated by reference to Exhibit 3.25 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)
3.26	Series Designation for Series Gallery Drop 028 Interests (incorporated by reference to Exhibit 3.26 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)
3.27	Series Designation for Series Gallery Drop 029 Interests (incorporated by reference to Exhibit 3.27 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)
3.28	Series Designation for Series Gallery Drop 030 Interests (incorporated by reference to Exhibit 3.28 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
3.29	Series Designation for Series Gallery Drop 031 Interests (incorporated by reference to Exhibit 3.29 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
3.30	Series Designation for Series Gallery Drop 032 Interests (incorporated by reference to Exhibit 3.30 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
3.31	Series Designation for Series Gallery Drop 033 Interests (incorporated by reference to Exhibit 3.31 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
3.32	Series Designation for Series Gallery Drop 034 Interests (incorporated by reference to Exhibit 3.32 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
3.33	Series Designation for Series Gallery Drop 035 Interests (incorporated by reference to Exhibit 3.33 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
3.34	Series Designation for Series Gallery Drop 036 Interests (incorporated by reference to Exhibit 3.34 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
3.35	Series Designation for Series Gallery Drop 037 Interests (incorporated by reference to Exhibit 3.35 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
3.36	Series Designation for Series Gallery Drop 038 Interests (incorporated by reference to Exhibit 3.36 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)
3.37	Series Designation for Series Gallery Drop 039 Interests (incorporated by reference to Exhibit 3.37 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

3.38	Series Designation for Series Gallery Drop 040 Interests (incorporated by reference to Exhibit 3.38 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)
3.39	Series Designation for Series Gallery Drop 041 Interests (incorporated by reference to Exhibit 3.39 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)
3.40	Series Designation for Series Gallery Drop 042 Interests (incorporated by reference to Exhibit 3.40 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)
4.1	Form of Subscription Agreement for Series #KW Interests (incorporated by reference to Exhibit 4.1 to the Amended Offering Statement on Form 1-A/A filed on July 10, 2019)
4.2	Form of Subscription Agreement for Series Drop 002 Interests (incorporated by reference to Exhibit 4.2 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.3	Form of Subscription Agreement for Series Drop 003 Interests (incorporated by reference to Exhibit 4.3 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.4	Form of Subscription Agreement for Series Drop 004 Interests (incorporated by reference to Exhibit 4.4 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.5	Form of Subscription Agreement for Series Drop 005 Interests (incorporated by reference to Exhibit 4.5 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.6	Form of Subscription Agreement for Series Drop 008 Interests (incorporated by reference to Exhibit 4.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.7	Form of Subscription Agreement for Series Drop 009 Interests (incorporated by reference to Exhibit 4.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.8	Form of Subscription Agreement for Series Drop 010 Interests (incorporated by reference to Exhibit 4.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.9	Form of Subscription Agreement for Series Gallery Drop 011 Interests (incorporated by reference to Exhibit 4.11 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)
4.10	Form of Subscription Agreement for Series Gallery Drop 012 Interests (incorporated by reference to Exhibit 4.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)
4.11	Form of Subscription Agreement for Series Gallery Drop 013 Interests (incorporated by reference to Exhibit 4.13 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)
4.12	Form of Subscription Agreement for Series Gallery Drop 014 Interests (incorporated by reference to Exhibit 4.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)
4.13	Form of Subscription Agreement for Series Gallery Drop 015 Interests (incorporated by reference to Exhibit 4.15 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)
4.14	Form of Subscription Agreement for Series Gallery Drop 016 Interests (incorporated by reference to Exhibit 4.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)
4.15	Form of Subscription Agreement for Series Gallery Drop 017 Interests (incorporated by reference to Exhibit 4.15 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)

4.16	Form of Subscription Agreement for Series Gallery Drop 018 Interests (incorporated by reference to Exhibit 4.16 to the Post-Qualification Offering Statement on Form 1-A POS filed on May 15, 2020)
4.17	Form of Subscription Agreement for Series Gallery Drop 019 Interests (incorporated by reference to Exhibit 4.17 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)
4.18	Form of Subscription Agreement for Series Gallery Drop 020 Interests (incorporated by reference to Exhibit 4.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)
4.19	Form of Subscription Agreement for Series Gallery Drop 021 Interests (incorporated by reference to Exhibit 4.19 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)
4.20	Form of Subscription Agreement for Series Gallery Drop 022 Interests (incorporated by reference to Exhibit 4.20 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)
4.21	Form of Subscription Agreement for Series Gallery Drop 023 Interests (incorporated by reference to Exhibit 4.21 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)
4.22	Form of Subscription Agreement for Series Gallery Drop 024 Interests (incorporated by reference to Exhibit 4.22 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)
4.23	Form of Subscription Agreement for Series Gallery Drop 025 Interests (incorporated by reference to Exhibit 4.23 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)
4.24	Form of Subscription Agreement for Series Gallery Drop 026 Interests (incorporated by reference to Exhibit 4.24 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)
4.25	Form of Subscription Agreement for Series Gallery Drop 027 Interests (incorporated by reference to Exhibit 4.25 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)
4.26	Form of Subscription Agreement for Series Gallery Drop 028 Interests (incorporated by reference to Exhibit 4.26 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)
4.27	Form of Subscription Agreement for Series Gallery Drop 029 Interests (incorporated by reference to Exhibit 4.27 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)
4.28	Form of Subscription Agreement for Series Gallery Drop 030 Interests (incorporated by reference to Exhibit 4.28 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
4.29	Form of Subscription Agreement for Series Gallery Drop 031 Interests (incorporated by reference to Exhibit 4.29 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
4.30	Form of Subscription Agreement for Series Gallery Drop 032 Interests (incorporated by reference to Exhibit 4.30 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
4.31	Form of Subscription Agreement for Series Gallery Drop 033 Interests (incorporated by reference to Exhibit 4.31 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
4.32	Form of Subscription Agreement for Series Gallery Drop 034 Interests (incorporated by reference to Exhibit 4.32 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
4.33	Form of Subscription Agreement for Series Gallery Drop 035 Interests (incorporated by reference to Exhibit 4.33 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

4.34	Form of Subscription Agreement for Series Gallery Drop 036 Interests (incorporated by reference to Exhibit 4.34 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
4.35	Form of Subscription Agreement for Series Gallery Drop 037 Interests (incorporated by reference to Exhibit 4.35 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)
4.36
Form of Subscription Agreement for Series Gallery Drop 038 Interests (incorporated by reference to Exhibit 4.36 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

4.37
Form of Subscription Agreement for Series Gallery Drop 039 Interests (incorporated by reference to Exhibit 4.37 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

4.38
Form of Subscription Agreement for Series Gallery Drop 040 Interests (incorporated by reference to Exhibit 4.38 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

4.39
Form of Subscription Agreement for Series Gallery Drop 041 Interests (incorporated by reference to Exhibit 4.39 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

4.40
Form of Subscription Agreement for Series Gallery Drop 042 Interests (incorporated by reference to Exhibit 4.40 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.1
Amended and Restated Solicitation Agreement, dated July 9, 2019, between Otis Gallery LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 4.1 to the Amended Offering Statement on Form 1-A/A filed on July 10, 2019)

6.2
Asset Management Agreement, dated February 19, 2019, between Otis Wealth, Inc. and Series #KW, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on February 20, 2019)

6.3
Purchase and Sale Agreement, dated February 19, 2019, between Series #KW, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on February 20, 2019)

6.4
Promissory Note issued by Series #KW, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on February 19, 2019 (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on February 20, 2019)

6.5
Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 002, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.5 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.6
Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 002, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.7
Promissory Note issued by Series Drop 002, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.8
Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 003, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.9
Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 003, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.10
Promissory Note issued by Series Drop 003, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.11
Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 004, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.11 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.12
Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 004, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.13
Promissory Note issued by Series Drop 004, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.13 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.14
Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 005, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.15
Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 005, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.15 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.16
Promissory Note issued by Series Drop 005, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.16 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.17
Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 008, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.23 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.18
Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 008, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.24 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.19
Promissory Note issued by Series Drop 008, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.25 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.20
Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 009, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.26 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.21
Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 009, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.27 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.22
Promissory Note issued by Series Drop 009, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.28 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.23
Asset Management Agreement, dated September 16, 2019, between Otis Wealth, Inc. and Series Drop 010, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.29 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.24
Purchase and Sale Agreement, dated September 16, 2019, between Series Drop 010, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.30 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.25
Promissory Note issued by Series Drop 010, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on September 16, 2019 (incorporated by reference to Exhibit 6.31 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.26
Asset Management Agreement, dated December 13, 2019, between Otis Wealth, Inc. and Series Gallery Drop 011, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.32 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.27
Purchase and Sale Agreement, dated December 13, 2019, between Series Gallery Drop 011, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.33 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.28
Promissory Note issued by Series Gallery Drop 011, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on December 13, 2019 (incorporated by reference to Exhibit 6.34 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.29
Asset Management Agreement, dated December 13, 2019, between Otis Wealth, Inc. and Series Gallery Drop 012, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.35 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.30
Purchase and Sale Agreement, dated December 13, 2019, between Series Gallery Drop 012, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.36 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.31
Promissory Note issued by Series Gallery Drop 012, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on December 13, 2019 (incorporated by reference to Exhibit 6.37 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.32
Asset Management Agreement, dated December 13, 2019, between Otis Wealth, Inc. and Series Gallery Drop 013, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.38 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.33
Purchase and Sale Agreement, dated December 13, 2019, between Series Gallery Drop 013, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.39 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.34
Promissory Note issued by Series Gallery Drop 013, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on December 13, 2019 (incorporated by reference to Exhibit 6.40 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.35
Asset Management Agreement, dated December 17, 2019, between Otis Wealth, Inc. and Series Gallery Drop 014, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.41 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.36
Purchase and Sale Agreement, dated December 17, 2019, between Series Gallery Drop 014, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.42 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.37
Promissory Note issued by Series Gallery Drop 014, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on December 17, 2019 (incorporated by reference to Exhibit 6.43 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.38
Asset Management Agreement, dated December 13, 2019, between Otis Wealth, Inc. and Series Gallery Drop 015, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.44 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.39
Purchase and Sale Agreement, dated December 13, 2019, between Series Gallery Drop 015, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.45 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.40
Promissory Note issued by Series Gallery Drop 015, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on December 13, 2019 (incorporated by reference to Exhibit 6.46 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

6.41
Asset Management Agreement, dated March 18, 2020, between Otis Wealth, Inc. and Series Gallery Drop 016, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.41 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)

6.42
Purchase and Sale Agreement, dated March 18, 2020, between Series Gallery Drop 016, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.42 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)

6.43
Promissory Note issued by Series Gallery Drop 016, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on March 18, 2020 (incorporated by reference to Exhibit 6.43 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)

6.44
Asset Management Agreement, dated March 18, 2020, between Otis Wealth, Inc. and Series Gallery Drop 017, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.44 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)

6.45
Purchase and Sale Agreement, dated March 18, 2020, between Series Gallery Drop 017, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.45 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)

6.46
Promissory Note issued by Series Gallery Drop 017, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on March 18, 2020 (incorporated by reference to Exhibit 6.46 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)

6.47
Asset Management Agreement, dated May 13, 2020, between Otis Wealth, Inc. and Series Gallery Drop 018, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.47 to the Post-Qualification Offering Statement on Form 1-A POS filed on May 15, 2020)

6.48
Purchase and Sale Agreement, dated May 13, 2020, between Series Gallery Drop 018, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.48 to the Post-Qualification Offering Statement on Form 1-A POS filed on May 15, 2020)

6.49
Promissory Note issued by Series Gallery Drop 018, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on May 13, 2020 (incorporated by reference to Exhibit 6.49 to the Post-Qualification Offering Statement on Form 1-A POS filed on May 15, 2020)

6.50
Asset Management Agreement, dated May 28, 2020, between Otis Wealth, Inc. and Series Gallery Drop 019, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.50 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

6.51
Purchase and Sale Agreement, dated May 28, 2020, between Series Gallery Drop 019, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.51 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

6.52
Promissory Note issued by Series Gallery Drop 019, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on May 28, 2020 (incorporated by reference to Exhibit 6.52 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

6.53
Asset Management Agreement, dated May 28, 2020, between Otis Wealth, Inc. and Series Gallery Drop 020, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.53 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

6.54
Purchase and Sale Agreement, dated May 28, 2020, between Series Gallery Drop 020, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.54 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

6.55
Promissory Note issued by Series Gallery Drop 020, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on May 28, 2020 (incorporated by reference to Exhibit 6.55 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

6.56
Asset Management Agreement, dated May 29, 2020, between Otis Wealth, Inc. and Series Gallery Drop 021, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.56 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

6.57
Purchase and Sale Agreement, dated May 29, 2020, between Series Gallery Drop 021, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.57 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

6.58
Promissory Note issued by Series Gallery Drop 021, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on May 29, 2020 (incorporated by reference to Exhibit 6.58 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

6.59
Asset Management Agreement, dated June 2, 2020, between Otis Wealth, Inc. and Series Gallery Drop 022, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.59 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

6.60
Purchase and Sale Agreement, dated June 2, 2020, between Series Gallery Drop 022, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.60 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

6.61
Promissory Note issued by Series Gallery Drop 022, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on June 2, 2020 (incorporated by reference to Exhibit 6.61 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

6.62
Asset Management Agreement, dated June 10, 2020, between Otis Wealth, Inc. and Series Gallery Drop 023, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.62 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

6.63
Purchase and Sale Agreement, dated June 10, 2020, between Series Gallery Drop 023, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.63 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

6.64
Promissory Note issued by Series Gallery Drop 023, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on June 10, 2020 (incorporated by reference to Exhibit 6.64 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

6.65
Asset Management Agreement, dated June 9, 2020, between Otis Wealth, Inc. and Series Gallery Drop 024, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.65 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

6.66
Purchase and Sale Agreement, dated June 9, 2020, between Series Gallery Drop 024, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.66 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

6.67
Promissory Note issued by Series Gallery Drop 024, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on June 9, 2020 (incorporated by reference to Exhibit 6.67 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

6.68
Asset Management Agreement, dated June 10, 2020, between Otis Wealth, Inc. and Series Gallery Drop 025, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.68 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

6.69
Purchase and Sale Agreement, dated June 10, 2020, between Series Gallery Drop 025, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.69 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

6.70
Promissory Note issued by Series Gallery Drop 025, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on June 10, 2020 (incorporated by reference to Exhibit 6.70 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

6.71
Asset Management Agreement, dated June 9, 2020, between Otis Wealth, Inc. and Series Gallery Drop 026, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.71 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

6.72
Purchase and Sale Agreement, dated June 9, 2020, between Series Gallery Drop 026, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.72 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

6.73
Promissory Note issued by Series Gallery Drop 026, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on June 9, 2020 (incorporated by reference to Exhibit 6.73 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

6.74
Asset Management Agreement, dated July 8, 2020, between Otis Wealth, Inc. and Series Gallery Drop 027, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.74 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)

6.75
Purchase and Sale Agreement, dated July 8, 2020, between Series Gallery Drop 027, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.75 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)

6.76
Promissory Note issued by Series Gallery Drop 027, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on July 8, 2020 (incorporated by reference to Exhibit 6.76 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)

6.77
Asset Management Agreement, dated July 8, 2020, between Otis Wealth, Inc. and Series Gallery Drop 028, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.77 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)

6.78
Purchase and Sale Agreement, dated July 8, 2020, between Series Gallery Drop 028, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.78 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)

6.79
Promissory Note issued by Series Gallery Drop 028, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on July 8, 2020 (incorporated by reference to Exhibit 6.79 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)

6.80
Asset Management Agreement, dated July 8, 2020, between Otis Wealth, Inc. and Series Gallery Drop 029, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.80 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)

6.81
Purchase and Sale Agreement, dated July 8, 2020, between Series Gallery Drop 029, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.81 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)

6.82
Promissory Note issued by Series Gallery Drop 029, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on July 8, 2020 (incorporated by reference to Exhibit 6.82 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)

6.83
Asset Management Agreement, dated July 31, 2020, between Otis Wealth, Inc. and Series Gallery Drop 030, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.83 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7,

6.84
Purchase and Sale Agreement, dated July 31, 2020, between Series Gallery Drop 030, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.84 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.85
Promissory Note issued by Series Gallery Drop 030, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on July 31, 2020 (incorporated by reference to Exhibit 6.85 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.86
Asset Management Agreement, dated July 31, 2020, between Otis Wealth, Inc. and Series Gallery Drop 031, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.86 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.87
Purchase and Sale Agreement, dated July 31, 2020, between Series Gallery Drop 031, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.87 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.88
Promissory Note issued by Series Gallery Drop 031, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on July 31, 2020 (incorporated by reference to Exhibit 6.88 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.89
Asset Management Agreement, dated August 3, 2020, between Otis Wealth, Inc. and Series Gallery Drop 032, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.89 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.90
Purchase and Sale Agreement, dated August 3, 2020, between Series Gallery Drop 032, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.90 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.91
Promissory Note issued by Series Gallery Drop 032, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 3, 2020 (incorporated by reference to Exhibit 6.91 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.92
Asset Management Agreement, dated July 31, 2020, between Otis Wealth, Inc. and Series Gallery Drop 033, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.92 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.93
Purchase and Sale Agreement, dated July 31, 2020, between Series Gallery Drop 033, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.93 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.94
Promissory Note issued by Series Gallery Drop 033, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on July 31, 2020 (incorporated by reference to Exhibit 6.94 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.95
Asset Management Agreement, dated August 3, 2020, between Otis Wealth, Inc. and Series Gallery Drop 034, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.95 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.96
Purchase and Sale Agreement, dated August 3, 2020, between Series Gallery Drop 034, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.96 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.97
Promissory Note issued by Series Gallery Drop 034, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 3, 2020 (incorporated by reference to Exhibit 6.97 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.98
Asset Management Agreement, dated August 4, 2020, between Otis Wealth, Inc. and Series Gallery Drop 035, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.98 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.99
Purchase and Sale Agreement, dated August 4, 2020, between Series Gallery Drop 035, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.99 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.100
Promissory Note issued by Series Gallery Drop 035, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 4, 2020 (incorporated by reference to Exhibit 6.100 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.101
Asset Management Agreement, dated August 4, 2020, between Otis Wealth, Inc. and Series Gallery Drop 036, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.101 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.102
Purchase and Sale Agreement, dated August 4, 2020, between Series Gallery Drop 036, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.102 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.103
Promissory Note issued by Series Gallery Drop 036, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 4, 2020 (incorporated by reference to Exhibit 6.103 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.104
Asset Management Agreement, dated August 4, 2020, between Otis Wealth, Inc. and Series Gallery Drop 037, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.104 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.105
Purchase and Sale Agreement, dated August 4, 2020, between Series Gallery Drop 037, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.105 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.106
Promissory Note issued by Series Gallery Drop 037, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 4, 2020 (incorporated by reference to Exhibit 6.106 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

6.107
Asset Management Agreement, dated September 10, 2020, between Otis Wealth, Inc. and Series Gallery Drop 038, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.107 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.108
Purchase and Sale Agreement, dated September 10, 2020, between Series Gallery Drop 038, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.108 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.109
Promissory Note issued by Series Gallery Drop 038, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on September 10, 2020 (incorporated by reference to Exhibit 6.109 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.110
Asset Management Agreement, dated September 10, 2020, between Otis Wealth, Inc. and Series Gallery Drop 039, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.110 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.111
Purchase and Sale Agreement, dated September 10, 2020, between Series Gallery Drop 039, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.111 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.112
Promissory Note issued by Series Gallery Drop 039, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on September 10, 2020 (incorporated by reference to Exhibit 6.112 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.113
Asset Management Agreement, dated September 10, 2020, between Otis Wealth, Inc. and Series Gallery Drop 040, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.113 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.114
Purchase and Sale Agreement, dated September 10, 2020, between Series Gallery Drop 040, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.114 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.115
Promissory Note issued by Series Gallery Drop 040, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on September 10, 2020 (incorporated by reference to Exhibit 6.115 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.116
Asset Management Agreement, dated September 10, 2020, between Otis Wealth, Inc. and Series Gallery Drop 041, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.116 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.117
Purchase and Sale Agreement, dated September 10, 2020, between Series Gallery Drop 041, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.117 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.118
Promissory Note issued by Series Gallery Drop 041, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on September 10, 2020 (incorporated by reference to Exhibit 6.118 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.119
Asset Management Agreement, dated September 10, 2020, between Otis Wealth, Inc. and Series Gallery Drop 042, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.119 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.120
Purchase and Sale Agreement, dated September 10, 2020, between Series Gallery Drop 042, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.120 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

6.121
Promissory Note issued by Series Gallery Drop 042, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on September 10, 2020 (incorporated by reference to Exhibit 6.121 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

8.1
Second Amended and Restated Escrow Agreement, dated July 9, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series #KW, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 4.1 to the Amended Offering Statement on Form 1-A/A filed on July 10, 2019)

8.2
Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 002, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.2 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.3
Amendment to Escrow Agreement, dated September 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 002, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.3 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.4
Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 003, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.4 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.5
Amendment to Escrow Agreement, dated September 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 003, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.5 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.6
Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 004, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.7
Amendment to Escrow Agreement, dated September 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 004, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.8
Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 005, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.9
Amendment to Escrow Agreement, dated September 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 005, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.10
Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 008, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.11
Amendment to Escrow Agreement, dated September 16, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 008, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.15 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.12
Second Amendment to Escrow Agreement, dated September 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 008, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.16 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.13
Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 009, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.17 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.14
Amendment to Escrow Agreement, dated September 20 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 009, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.15
Escrow Agreement, dated September 17, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 010, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.19 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.16
Amendment to Escrow Agreement, dated September 20 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 010, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.20 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.17
Escrow Agreement, dated December 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 011, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.21 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

8.18
Escrow Agreement, dated December 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 012, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.22 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

8.19
Escrow Agreement, dated December 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 013, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.23 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

8.20
Escrow Agreement, dated December 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 014, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.24 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

8.21
Escrow Agreement, dated December 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 015, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.25 to the Post-Qualification Offering Statement on Form 1-A POS filed on December 20, 2019)

8.22
Escrow Agreement, dated March 19, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 016, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.22 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)

8.23
Escrow Agreement, dated March 19, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 017, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.23 to the Post-Qualification Offering Statement on Form 1-A POS filed on March 25, 2020)

8.24
Escrow Agreement, dated May 14, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 018, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.24 to the Post-Qualification Offering Statement on Form 1-A POS filed on May 15, 2020)

8.25
Escrow Agreement, dated May 29, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 019, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.25 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

8.26
Escrow Agreement, dated May 29, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 020, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.26 to the Post-Qualification Offering Statement on From 1-A POS filed on June 4, 2020)

8.27
Escrow Agreement, dated June 1, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 021, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.27 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

8.28
Escrow Agreement, dated June 3, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 022, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.28 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 4, 2020)

8.29
Escrow Agreement, dated June 11, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 023, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.29 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

8.30
Escrow Agreement, dated June 11, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 024, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.30 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

8.31
Escrow Agreement, dated June 11, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 025, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.31 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

8.32
Escrow Agreement, dated June 11, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 026, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.32 to the Post-Qualification Offering Statement on Form 1-A POS filed on June 12, 2020)

8.33
Escrow Agreement, dated July 10, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 027, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.33 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)

8.34
Escrow Agreement, dated July 10, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 028, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.34 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020)

8.35
Escrow Agreement, dated July 10, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 029, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.35 to the Post-Qualification Offering Statement on Form 1-A POS filed on July 10, 2020

8.36
Escrow Agreement, dated August 7, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 030, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.36 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

8.37.1
Escrow Agreement, dated August 4, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 031, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.37.1 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

8.37.2
Amendment to the Escrow Agreement, dated August 7, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 031, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.37.2 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

8.38
Escrow Agreement, dated August 6, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 032, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.38 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

8.39
Escrow Agreement, dated August 4, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 033, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.39 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

8.40
Escrow Agreement, dated August 7, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 034, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.40 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

8.41
Escrow Agreement, dated August 7, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 035, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.41 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

8.42
Escrow Agreement, dated August 7, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 036, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.42 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

8.43
Escrow Agreement, dated August 7, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 037, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.43 to the Post-Qualification Offering Statement on Form 1-A POS filed on August 7, 2020)

8.44
Escrow Agreement, dated September 14, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 038, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.44 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

8.45
Escrow Agreement, dated September 14, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 039, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.45 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

8.46
Escrow Agreement, dated September 14, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 040, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.46 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

8.47
Escrow Agreement, dated September 14, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 041, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.47 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

8.48
Escrow Agreement, dated September 14, 2020, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Gallery Drop 042, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.48 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 15, 2020)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 24, 2020	OTIS GALLERY LLC By: Otis Wealth, Inc., its managing member

/s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Michael Karnjanaprakorn		Chief Executive Officer and Director of Otis Wealth, Inc. (principal executive officer and principal financial and accounting officer)	September 24, 2020
Michael Karnjanaprakorn

Otis Wealth, Inc.		Managing Member	September 24, 2020

By:	/s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer